

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 23, 2009

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **RE:** **Robert Half International Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2009**
> **File No. 001-10427**

Dear Mr. Messmer:

We have reviewed your response letter dated September 10, 2009, and have the following comment. Please amend your Form 10-K for the fiscal year-ended December 31, 2008 in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to comment one in our letter dated August 4, 2009 pertaining to your executive compensation disclosure. You state that decisions regarding executive compensation are made using the Compensation Committee's business judgment, and that "factors considered in one year may not be representative of what may be considered in future years." Please note you are expected to disclose to investors the reasons underlying the Committee's decision to award last year's compensation amounts, and in this regard, your executive compensation disclosure may need to be revised each year to reflect changes in how the Compensation Committee analyzed its list of factors. Therefore, please further revise your proposed disclosure to explain why the Compensation Committee chose to grant to executive officers restricted stock in 2008 with a fair market value equal to the fair market value for the 2007 restricted stock awards. Also, we are unable to agree with your request for disclosure in future filings because our August 4, 2009 comment letter was issued as a follow-up to our

original comment letter to you dated May 30, 2008, which requested compliance in future filings.

* * * *

Please amend your Form 10-K and respond to our comment within 10 business days or tell us by that time when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for Larry Spirgel
Assistant Director

cc: via facsimile at (415) 773-5759
        Jonathan M. Ocker
        (Orrick, Herrington & Sutcliffe LLP)